Exhibit 99.1

Snow Lake Resources Ltd. Announces Closing of Initial Public Offering and Full Exercise of Underwriter’s Over-Allotment Option

MANITOBA, CAN, November 24, 2021 – Snow Lake Resources Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), a company committed to being the first fully renewable energy powered electric mine that can deliver zero carbon battery grade lithium, today announced the closing of its initial public offering of 3,680,000 common shares, including 480,000 common shares sold upon full exercise of the underwriters’ over-allotment option, at a public offering price of $7.50 per share for gross proceeds of $27,600,000 before deducting underwriting discounts and offering expenses.

The Company intends to use the proceeds of the offering for resource development activities including additional exploratory drilling, technical studies and reports, possible strategic project acquisitions, and marketing and general corporate purposes.

ThinkEquity acted as sole book-running manager for the offering.

The offering was conducted pursuant to the Company’s registration statements on Form F-1, as amended (File No. 333-254755), that was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on November 18, 2021, and a registration statement on Form F-1MEF (File No. 333-261194), that was filed with the SEC on the same date and became effective upon filing. This offering is being made only by means of a prospectus. A prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at http://www.sec.gov. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, by email at prospectus@think-equity.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery market. We aspire to not only set the standard for responsible lithium battery manufacturing, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

The wholly owned Thompson Brothers Lithium Project covers a 13,828 acre site that has only been 5% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8